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6-10-2003



SECU[RITIES AND EXCHANGE C]OMMISSION

03054327

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SEC MAIL
RECEIVED
PROCESSING
MAY 29 2003
WASH. D.C.
SECTION

SEC FILE NUMBER
8-34943

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2002 (MM/DD/YY) AND ENDING 03/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fetterman Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Oak Lawn Avenue
(No. and Street)

Dallas	Texas	75291
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Hill — (214) 520-1115
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name — *if individual, state last, first, middle name*)

2705 Swiss Avenue	Dallas,	Texas	75204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fetterman Investments, Inc., as of March 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



ANDREYA S. WEADON
Notary Public, State of Texas
My Commission Expires 6-22-04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FETTERMAN INVESTMENTS, INC.

FINANCIAL STATEMENTS

March 31, 2003

TABLE OF CONTENTS

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Independent Auditor's Report

Board of Directors
Fetterman Investments, Inc.
2800 Oak Lawn Avenue
Dallas, Texas 75291

We have audited the accompanying statements of financial condition of Fetterman Investments, Inc. as of March 31, 2003, and the related statements of income, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as wells as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fetterman Investments, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark & Company

May 2, 2003

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants


D
C
C

Fetterman Investments, Inc.
Statement of Financial Condition
March 31, 2003

EXHIBIT A

ASSETS

Cash	$ 166,431
Certificate of deposit	11,896
Advisory fee receivable	47,836
Commissions receivable	13,075
Prepaid expense	1,788
Deposits	9,075
Total assets	$ 250,101

LIABILITIES AND STOCKHOLDER'S EQUITY

Federal income tax payable	$ 32,738
Total liabilities	32,738
Stockholder's equity	
Common stock (no par value, 10,000,000 shares authorized, 1,000 shares issued and 237 shares outstanding for 2003)	6,000
Treasury stock (763 shares at cost)	(196,192)
Additional paid - in - capital	10,000
Retained earnings	397,555
Total stockholder's equity	217,363
Total liabilities and stockholder's equity	$ 250,101

The accompanying notes are an integral part of this statement.

Fetterman Investments, Inc.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2003

EXHIBIT B

	Common Stock	Treasury Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2002	$ 6,000	($196,192)	$ 10,000	$ 324,811	$ 144,619
Net income for period	- 0 -	- 0 -	- 0 -	72,744	72,744
Balance at March 31, 2003	$ 6,000	($196,192)	$ 10,000	$ 397,555	$ 217,363

The accompanying notes are an integral part of this statement.

Fetterman Investments, Inc.
Statement of Income
Year Ended March 31, 2003

EXHIBIT C

Revenues	
Commissions	$ 265,656
Advisory fees	185,694
Interest and dividends	40,126
Total revenues	491,476
Expenses	
Clearing expense	49,260
Operating expense	347,172
Total expense	396,432
Income before income tax	95,044
Income tax expense	22,300
Net income	$ 72,744

The accompanying notes are an integral part of this statement.

Fetterman Investments, Inc.
Statement of Cash Flows
Year Ended March 31, 2003

EXHIBIT D

Cash flows from operating activities:	
Net income	$ 72,744
Changes in assets and liabilities, net:	
Decrease in advisory fee receivable	4,672
Decrease in commissions receivable	18,307
(Increase) in prepaid expense	(468)
(Increase) in deposits	(75)
Increase in federal income tax payable	22,300
Net cash provided by operating activities	117,480
Cash flows from investing activities:	
Reinvested earnings of certificate of deposit	(798)
Net cash (used in) investing activities	(798)
Net increase in cash	116,682
Cash at the beginning of the year	49,749
Cash at the end of the year	$ 166,431

Supplemental Cash Flow Information:

Income taxes paid	$ - 0 -
Interest paid	$ - 0 -

The accompanying notes are an integral part of this statement.

EXHIBIT E

Fetterman Investments, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended March 31, 2003

Balance, beginning of year	$ - 0 -

No increase or decrease for the year ended March 31, 2003.

The accompanying notes are an integral part of this statement.

Fetterman Investments, Inc.
Notes to Financial Statements
March 31, 2003

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

The Company is engaged in the securities broker/dealer industry serving customers primarily in Texas. The Company clears equity securities trades through a correspondent broker/dealer.

The Company is a member of an affiliated group of entities under the common control of ISC Group, Inc. The financial statements of the Company are reported on a separate company basis.

B. Cash

The Company uses the "indirect method" in preparing the Statement of Cash Flows. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at a financial institution located in Dallas, Texas, which at times may exceed insured limits. Cash in excess of operating requirements is invested in an income producing money market mutual fund, which is not insured. The Company has not experienced any losses in such accounts and believe it is not exposed to any significant credit risk.

C. Certificate of Deposit

The Company has a certificate of deposit with a financial institution with an original maturity of sixty months. This investment is stated at cost, which approximates fair value, as it is the intent of the Company to hold this security until maturity.

1. Summary of Significant Accounting Policies (cont'd)

D. Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

E. Commission Income

Commissions for customer's transactions are recorded on a trade date basis.

F. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Federal Income Tax

The Company is wholly owned by ISC Group, Inc. and is included in its consolidated Federal income tax return. Income taxes are provided based on the policy of the parent corporation charging or crediting the Company for the amount of income tax expense or benefit resulting from the inclusion of the Company's results of operations in the consolidated federal income tax return.

3. Related Party Transactions

During the year ended March 31, 2003, the affiliated performed certain administrative and accounting services for the Company. Administrative overhead of $297,000 was allocated to the Company for these services and the office facilities during the year ended March 31, 2003.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. This rule

4. Net Capital Requirements (cont'd)

requires the company to maintain minimum net capital equal to $5,000, as defined in Rule 15c3-3 of the S.E.C. At March 31, 2003, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Percent of Aggregated Debit Item
$ 5,000	$ 167,739	$ 162,739	Nominal

Fetterman Investments, Inc. does not engage in any of the transactions which would necessitate under rule 15c3-3, the maintenance of a reserve account. Therefore, the Company claims exemption from these provisions pursuant to Rule 15c3-3(k)(2)(ii).

5. Commitments and Contingencies

The Company may become party to various claims, legal actions, and complaints arising in the ordinary course of business. As of March 31, 2003, management is not aware of any such actions.

6. Credit-Risk/Concentration

The Company grants credit to customers in connection with investment advisory services and to other broker/dealers. The majority of these are located within the Dallas/Fort Worth metroplex.

Fetterman Investments, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
March 31, 2003

SCHEDULE 1

Total stockholder's equity	$ 217,363
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholder's equity qualified for net capital	217,363
Deductions	
Nonallowable assets from Statement of Financial Condition	49,624
Other additions or allowable charges	- 0 -
Total deductions	49,624
Net capital before haircuts on securities positions	167,739
Haircuts on Securities: (computed, where applicable, pursuant to 15c3-1(f))	
Debt securities	- 0 -
Undue concentration	- 0 -
Net capital	$ 167,739

The accompanying notes are an integral part of this schedule.

SCHEDULE 2

Fetterman Investments, Inc.
Reconciliation of Net Capital Computation
March 31, 2003

	Per Focus Report	Adjustment	Per Audit Report
Net Capital:	$ 173,927	($ 6,188)	$ 167,739

The following adjustments were made in 2003:

Retained earnings adjustment	($ 246)
Advisory fee adjustment	(5,942)
	($ 6,188)

The accompanying notes are an integral part of this schedule.

Fetterman Investments, Inc.
Reconciliation of Computation of Reserve Requirements
March 31, 2003

SCHEDULE 3

Fetterman Investments, Inc. claims exemption from the reserve requirements of Rule 15c3-3. Pursuant to Rule 15c3-3(k)(2)(ii), Fetterman Investments, Inc. is an introducing broker dealer clearing all transactions with and for customers on a fully disclosed basis with SWS Securities, Inc. (SWS) and promptly transmits all customer funds and securities to SWS which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
March 31, 2003

Fetterman Investments, Inc. operates as an introducing broker and forwards all transactions and customer accounts to SWS Securities, Inc. (SWS) who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to SWS on a same day-basis.